[redacted]

S COMMISSION
549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 9 2008
DIVISION OF MARKET REGULATION

08031520

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Natixis Securities North America Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

BEST AVAILABLE COPY

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Natixis Securities North America Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows present fairly, in all material respects, the financial position of Natixis Securities North America Inc. (formerly IXIS Securities North America Inc.) (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers L.L.P.

March 26, 2008

Natixis Securities North America Inc.
(formerly IXIS Securities North America Inc.)
Statement of Financial Condition
December 31, 2007
(In thousands of U.S. dollars, except share and per share amounts)

Assets		
Cash and cash equivalents	$	220,817
Securities purchased under agreements to resell		7,189,532
Securities borrowed		6,550,361
Securities owned, at estimated fair value		125,252
Due from affiliates, net		8,791
Accrued interest receivable		27,890
Securities failed to deliver		251,488
Other assets		12,238
Total assets	**$**	**14,386,369**
Liabilities and Stockholder's Equity		
Liabilities		
Borrowings from an affiliate	$	4,519,434
Securities sold under agreements to repurchase		7,132,987
Securities loaned		2,210,468
Due to affiliates, net		30,318
Accrued interest payable		11,191
Due to clearing corporation, net		16,638
Securities failed to receive		251,935
Other liabilities		147
Liabilities subordinated to claims of general creditors		150,000
Total liabilities		14,323,118
Stockholder's equity		
Common stock, $1.00 par value, 10,000 shares authorized, 850 shares issued and outstanding		1
Additional paid-in capital		10,862
Retained earnings		52,388
Total stockholder's equity		63,251
Total liabilities and stockholder's equity	**$**	**14,386,369**

END

The accompanying notes are an integral part of these financial statements.